UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155 20 3
                        ---------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [   ]     Rule 13d-1(b)

           [   ]     Rule 13d-1(c)

           [ x ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 7 pages

CUSIP No.         858155 20 3
         ------------------------------------

--------------------------------------------------------------------------------


1. Names of reporting persons
   IRS Identification Nos. of the above persons (entities only)

            P. Craig Welch, Jr.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       [     ]

           (b)       [     ]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization    United States of America
                                        ------------------------------

--------------------------------------------------------------------------------


Number of       5. Sole voting power             240,306
Shares Bene-                        -------------------------------
ficially Owned  ----------------------------------------------------------------
By Each         6. Shared voting power         4,843,543
Reporting                             -----------------------------
Person With:    ----------------------------------------------------------------
                7. Sole dispositive power        240,306
                                         --------------------------
                ----------------------------------------------------------------
                8. Shared dispositive power    4,843,543
                                           ------------------------
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person    5,083,849
                                                               -----------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)                                        [  ]

11. Percent of Class Represented by Amount in Row (9)      11.2%
                                                     -----------------

12. Type of Reporting Person (See Instructions)             IN
                                                ----------------------------

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                               Page 2 of 7 pages

Item 1.

           (a) Name of Issuer.

                    Steelcase Inc.

           (b) Address of Issuer's Principal Executive Offices.

                    901 - 44th Street, SE
                    Grand Rapids, Michigan 49508

Item 2.

           (a) Name of Person Filing.

                    P. Craig Welch, Jr.

           (b) Address of Principal Business Office or, if none, Residence.

                    901 - 44th Street, SE
                    Grand Rapids, Michigan 49508

           (c) Citizenship.

                    United States of America

           (d) Title of Class of Securities.

                    Class A Common Stock

           (e) CUSIP Number.

                    858155 20 3

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 3 of 7 pages

           (e) [ ] An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.    Ownership.

           (a) Amount beneficially owned:

                    5,083,849

           (b) Percent of class:

                    11.2%

           (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote

                         240,306

              (ii) Shared power to vote or to direct the vote

                       4,843,543

             (iii) Sole power to dispose or to direct the disposition of

                         240,306

              (iv) Shared power to dispose or to direct the disposition of

                       4,843,543


                               Page 4 of 7 pages

     The number of shares reported above includes (i) 5,016,765 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 11,684 shares of Class A Common Stock which are subject to issuance pursuant to options which are exercisable within 60 days of December 31, 2002. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

     If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Welch would be deemed to be the beneficial owner of 3.4% of the Class A Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Of the shares reported in Item 4 above, (i) 3,637,285 shares are held by two trusts for the benefit of Mr. Welch, of which trusts Mr. Welch serves as co-trustee with Fifth Third Bank, (ii) 100,287 shares are held by various trusts for the benefit of members of Mr. Welch's family, of which trusts Mr. Welch's wife serves as co-trustee with Fifth Third Bank, (iii) 321,571 shares are held by various trusts for the benefit of members of Mr. Welch's family, of which trusts Mr. Welch's wife serves as trustee, and (iv) 784,400 shares are held by JCT Foundation, of which Mr. Welch is President.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
       N/A

Item 8.    Identification and Classification of Members of the Group

       N/A

Item 9.    Notice of Dissolution of Group

       N/A

                               Page 5 of 7 pages

Item 10.   Certification

       N/A

                               Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003

                                         /s/ Sheila C. Dayton
                                         ------------------------------
                                             P. Craig Welch, Jr.

                                        By: Sheila C. Dayton, Attorney-in-Fact
                                           ------------------

                               Page 7 of 7 pages